

July 30, 2010

Werner Funk
President and Secretary
Omnitek Engineering Corp.
1945 S. Rancho Santa Fe Road
San Marcos, CA 92078

> **Re: Omnitek Engineering Corp.**
> **Amendment No. 2 to Form 10-12G**
> **Filed July 15, 2010**
> **File No. 000-53955**

Dear Mr. Funk:

We have received your response to our prior comment letter to you dated June 22, 2010 and have the following additional comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10

Description of Business, page 1

Business Development, page 1

1. Please revise the Net Income (Loss) and Basic Loss Per Share amounts in the Period Ended March 31, 2010 (Unaudited) column of the table on page 1 as these numbers appear to reflect the Net Income (Loss) and Basic Loss Per Share for March 31, 2009 as opposed to March 31, 2010.

Principal Products or Services, page 2

2. We note your response to our prior comment 6. Please revise your filing, to the extent practicable, to disclose how much it costs and how long it takes to train a dealer or sub-dealer to perform the conversion using your kit. How many dealers and sub-dealers have you trained to perform this conversion?

Patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration, page 6

Other Agreements, page 7

3. We note your disclosure that you acquired a 5% minority ownership position in Omnitek Stationary. We also note that Note 4 to your March 31, 2010 financial statements omits any mention of your 5% ownership interest in Omnitek Stationary. Please advise.

Risk Factors, page 10

4. While we note your response to our prior comment 13, it appears that your risk factors have not been revised so that they are consistent with the fact that you have no current plans to implement future plans or products. We note, by way of example, the last three risk factors on page 11. When discussing future plans or products, please clarify that you have no current plans to implement these future plans or products to balance the disclosure.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 16

Results of Operations, page 16

5. We note your response to prior comment 18. Please revise to explain the components that comprise 'related party service' (explain the types of goods and purchases that are paid for by related parties) and discuss the reason(s) for the significant decrease in the amount from 2008 to 2009.

Security Ownership of Certain Beneficial Owners and Management, page 22

6. We note that the information provided in this section is as of April 15, 2010 and information provided in the Holders section of Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters is as of April 26, 2010. Please revise each of these sections to provide this information as of a more recent practical date.

Recent Sales of Unregistered Securities, page 30

7. We note your disclosure in the fifth full paragraph on page 16 that you incurred a one-time $379,067 expense for the value of options extended to consultants. Please revise this section to include this transaction to the extent it falls within the parameters of Item 701 of Regulation S-K or please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Theresa Messinese at (202) 551-3307 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3210 with any other questions.

Regards,

Susan Block
Attorney-Advisor

cc: George G. Chachas
        Chachas Law Group P.C.
        Fax: (619) 239-2990